FOIA CONFIDENTIAL TREATMENT REQUEST

February 25, 2008

By Hand Delivery and EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       FOIA Confidential Treatment Request of Allianz SE

Dear Mr. Rosenberg:

On behalf of Allianz SE (the “Company”), and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), I request confidential treatment of the information (the “Confidential Material”) that is redacted from the letter dated February 15, 2008, of the Company, to Mr. James Rosenberg, Senior Assistant Chief Accountant, Securities and Exchange Commission, Division of Corporate Finance, filed by EDGAR on even date herewith (the “Allianz Response Letter”). Enclosed is a copy of the Allianz Response Letter that contains the Confidential Material, which bears Bates-stamp numbers AZ-01 through AZ-06. Please promptly inform the undersigned of any request for the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

The Confidential Material constitutes privileged or confidential trade secrets or commercial or financial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. § 200.80(b)(4)). The Confidential Material has not previously been disclosed or made available to the public.

Pursuant to Rule 83, a copy of this request (but not the Confidential Material) is also being delivered to the Commission’s Office of Freedom of Information Act and Privacy Operations.

Any questions or notifications with respect to this request for confidential treatment should be directed to:

Allianz SE

Dr. Reinhard Preusche

Group Compliance

Königinstrasse 28

D-80802 Munich

Germany

Phone:	+ 49 89 3800 18828
Fax:	+ 49 89 3800 2991

Very truly yours,

/s/ Dr. Helmut Perlet
Dr. Helmut Perlet
Chief Financial Officer

(Enclosure)

cc (without enclosure)	Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
Operations Center
6432 General Green Way Alexandria, Virginia 22312-2413